September 19, 2017

CORRESPONDENCE (UNCLASSIFIED) VIA EDGAR

Preliminary Registration Statement on Form S-4

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Jacobs Engineering Group Inc.
Preliminary Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, Jacobs Engineering Group Inc., (the “Company”), we are submitting the Company’s Preliminary Registration Statement on Form S-4 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for review in connection with that certain Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated August 1, 2017, between the Company, CH2M HILL Companies, Ltd. (“CH2M”) and Basketball Merger Sub Inc. (“Merger Sub”), a Delaware corporation and wholly-owned direct subsidiary of the Company, pursuant to which Merger Sub will merge with and into CH2M, with CH2M continuing as the surviving corporation and becoming a wholly-owned direct subsidiary of the Company.

On behalf of our client, we hereby inform you that the Registration Statement contains a significant amount of information relating to CH2M that CH2M has previously filed with the Securities and Exchange Commission, including without limitation, information disclosed in CH2M’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.

CH2M’s financial statements included in the Registration Statement retrospectively revise and reclass certain previously reported financial information included in CH2M’s Annual Report on Form 10-K for the year ended December 30, 2016, which was filed with the Securities and Exchange Commission on March 7, 2017 (“Original Filing”), to reflect subsequent changes in reportable operating segments resulting from the implementation of a new organizational structure and the termination on January 24, 2017 of CH2M’s Australian fixed-price Power EPC contract that resulted in the substantial completion and discontinuation of CH2M’s former Power EPC operating segment, which was, during the year ended December 30, 2016, a stand-alone reportable operating segment. Other than to reflect subsequent changes in reportable operating segments and the presentation of CH2M’s fixed-price Power EPC business as discontinued operations as described above, CH2M has not otherwise amended or restated its audited consolidated financial statements, which were included in the Original Filing.

In addition, please note that there is no public market for CH2M’s common equity and therefore CH2M does not meet the requirements of General Instruction I.B.1 of Form S-3 and cannot incorporate its historical filings with the Securities and Exchange Commission by reference into the Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 859-8875.

Very truly yours,

/s/ Chris Ewan

cc:	Michael Tyler, Esq., General Counsel (Jacobs Engineering Group Inc.)